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ZEN Graphene Solutions Completes Private
Placement for Gross Proceeds of $4.3 Million

Guelph, Ontario -- April 9, 2021 -- ZEN Graphene Solutions Ltd. ("ZEN" or the "Company") (TSXV: ZEN) is pleased to announce that, effective April 8, 2021, it completed its previously announced non-brokered private placement (the "Offering") for aggregate gross proceeds of $4,337,998, a significant increase from the $2,000,000 announced on March 25, 2021. Pursuant to the Offering, the Company issued an aggregate of 1,735,199 units (the "Units") at a price of CDN$2.50 per Unit. Each Unit consists of one common share in the capital of the Company (a "Share") and one-half of one common share purchase warrant (each whole such warrant, a "Warrant").

The Company is pleased to report $744,492.50 raised was from 54 subscribers using the existing shareholder exemption and thanks each of them for their support.

Greg Fenton, CEO commented: "We want to thank our shareholders for this vote of confidence in our team and strategy. With this private placement now complete, the company is in a strong financial position to execute its business plan and accelerate the many research and development projects it has underway toward commercialization."

Each Warrant is exercisable to acquire one Share at an exercise price of CDN$3.00 per Share until April 8, 2023, provided however that if, at any time after the date that is 4 months and one day after the date of issuance of the Warrant, the closing price of the Company's common shares on the TSX Venture Exchange (or such other stock exchange on which the common shares may be traded from time to time) is at or above CDN$4.00 per share for a period of 10 consecutive trading days (the "Triggering Event"), then the Company may, within 100 days of the Triggering Event, accelerate the expiry date of the Warrants by giving notice thereof to the holders of the Warrants, by way of news release, and in such case the Warrants will expire on the first day that is 30 calendar days after the date on which such notice is given by the Company announcing the Triggering Event. The Warrants are subject to the terms and conditions of a warrant indenture (the "Warrant Indenture") dated April 8, 2021 between the Company and Capital Transfer Agency, ULC ("Capital Transfer") as agent for the Warrants, a copy of which is available under the Company's profile on SEDAR.com. Inquiries relating to the Warrants or the exercise thereof can be directed to Capital Transfer at info@capitaltransferagency.com.

ZEN intends to use the net proceeds of the Offering: to fund capital expenditures and operating expenses at Guelph locations supporting the scale-up and production of its antimicrobial coating to serve existing client orders and create capacity for subsequent clients. ZEN also intends to continue to invest in its intellectual property related to graphene. Funds will also be used for general corporate purposes.

In connection with the Offering, the Company paid certain eligible persons (the

"Finders") an aggregate cash commission of $82,254.90, equal to 6.0% of the gross proceeds of the Offering sourced by such Finders, of which $38,979 was paid through the issuance of 15,592 Shares.

The Offering remains subject to final approval of the TSX Venture Exchange. The securities issued under the Offering, and any Shares that may be issuable on exercise of any such securities, will be subject to a statutory hold period expiring on August 9, 2021.

An insider of the Company (the "Insider") acquired an aggregate of 16,000 Units in the Offering, which participation constituted a "related party transaction" as defined under Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). Such participation is exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 as neither the fair market value of the Units acquired by the Insider, nor the consideration for the Units paid by the Insider, exceed 25% of the Company's market capitalization. The Company did not file a material change report relating to the Offering less than 21 days before completion of the Offering, as it was not possible to do so in order to complete the Offering in an expeditious manner.

About ZEN Graphene Solutions Ltd.

ZEN is a Canadian next-gen nanomaterials technology company developing graphene-based technologies that help protect people and the environment. ZEN is currently focused on commercializing a patent pending graphene-based coating with 99% biocidal activity, including against COVID-19, and the potential to use similar graphene compounds as pharmaceutical products against infectious diseases. The company has a significant R&D pipeline withan interest in monomers, polymers, metal alloys, corrosion coatings, biosensors, along with the production of graphene oxide and graphene quantum dots. Additionally, the company owns the unique Albany Graphite Project which provides the company with a potential competitive advantage in the graphene market. Labs in Japan, UK, Israel, USA, and Canada have independently demonstrated that ZEN's Albany Pure Graphite is an ideal precursor material that easily converts (exfoliates) to graphene, using a variety of mechanical, chemical, and electrochemical methods.

Brian Bosse

Director and Chief Financial Officer
ZEN Graphene Solutions Ltd.
brian@zengraphene.com

1 844 730 9822

Neither the TSX Venture Exchange nor its Regulation Service Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy of this news release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S.

Securities Act"), or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Cautionary Statement Regarding Forward-Looking Information

Certain information contained in this news release constitutes "forward-looking information" or "forward-looking statements" (collectively, "forward-looking information"). Without limiting the foregoing, such forward-looking information includes statements regarding the process and completion of the Offering, the use of proceeds of the Offering and any statements regarding the Company's business plans, expectations and objectives. In this news release, words such as "may", "would", "could", "will", "likely", "believe", "expect", "anticipate", "intend", "plan", "estimate" and similar words andthe negative form thereof are used to identify forward-looking information. Forward looking information should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at or by which, such future performance will be achieved. Forward-looking information is based on information available at the time and/or the Company management's good faith belief with respect to future events and is subject to known or unknown risks, uncertainties, assumptions and other unpredictable factors, many of which are beyond the Company's control. For additional information with respect to these and other factors and assumptions underlying the forward-looking information made in this news release, see the Company's most recent Management's Discussion and Analysis and financial statements and other documents filed by the Company with the Canadian securities commissions and the discussion of risk factors set out therein. Such documents are available at www.sedar.com under the Company's profile and on the Company's website, https://www.zengraphene.com/. The forward-looking information set forth herein reflects the Company's expectations as at the date of this news release and is subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.